The Parking REIT, Inc.
8880 W. Sunset Road, Suite 240
Las Vegas, Nevada 89148

August 29, 2019
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:  The Parking REIT, Inc.
Request to Withdraw Registration Statement on Form S-11
File No. 333-205893

Dear Sir or Madam:
Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “Act”), The Parking REIT, Inc., a Maryland corporation (the “Company”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement (File No. 333-205893) on Form S-11 filed with the Commission on October 5, 2018 (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.
The Company has determined not to proceed at this time with the registration and sale of the Company’s common stock as contemplated by the Registration Statement.  Based upon the foregoing, the Company believes the withdrawal to be consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477 of the Act.  The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at: 8880 W. Sunset Road, Suite 240, Las Vegas, Nevada 89148, Attention: J. Kevin Bland, CFO, facsimile no. (702-534-5578).  It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted at the time the application is filed with the Commission unless, within 15 calendar days after the application is filed, the Commission notifies us that the application for withdrawal will not be granted.

If you have any questions regarding the foregoing application for withdrawal, please contact the undersigned at (702) 921-6853 or Ben Chung of Morrison & Foerster LLP at (213) 892-5562.

Sincerely,
/s/ J. Kevin Bland
J. Kevin Bland
Chief Financial Officer
The Parking REIT, Inc.

cc:   Michael V. Shustek, CEO
        Ben Chung, Esq.